

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2016

Via E-mail
Ronald G. DeVos
Chief Financial Officer
Nathan's Famous, Inc.
One Jericho Plaza
Jericho, NY 11753

>   **Re: Nathan's Famous, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 14, 2016**
>   **File No. 001-35962**

Dear Mr. DeVos:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

About the Meeting

What vote is required to approve each of the matters to be considered at the meeting?, page 4

1. Please remove the reference to abstentions with respect to Proposal 1 as this does not appear to be an option with respect to the election of directors.

What are the costs of soliciting these proxies and who will pay?, page 7

2. Please state the total expenditures to date for, in furtherance of, or in connection with solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A and Instruction 1 thereto.

Proposal 1 – Election of Directors, page 9

3. We note the disclosure that if any of the nominees should become unavailable, the proxy will be voted for a substitute nominee designated by the Board. Please conform this disclosure to the standard appearing in Rule 14a-4(c)(5).

4. We note the confirmatory disclosure relating to substitute nominees. Please revise to state that an amended proxy statement will also include disclosure required by Item 5(b) in addition to Item 7 of Schedule 14A with respect to such nominees.

5. Please provide the disclosure required by Item 5(b)(1)(vi), Item 5(b)(1)(vii), if applicable, and Items 5(b)(1)(viii) and (xii).

6. We note that disclosure describing a "withhold" vote with respect to Mr. Pasternack is presented in brackets. Please revise or advise.

Background to Potential Contested Solicitation, page 10

7. If material, please briefly describe the issues and concerns communicated by Mr. Pasternack in his letter dated June 10, 2016, and letter dated July 1, 2016, following the Nominating Committee's decision not to recommend his appointment to the Board.

8. Please disclose why the Nominating Committee determined not to recommend Mr. Pasternack's appointment to the Board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Kenneth A. Schlesinger, Esq.
        Olshan Frome Wolosky LLP